Henkel

A Brand Like a Friend

RECEIVED

2007 MAY 22 P 2:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Cor[redacted]
Mail Stop 3-9
Securities and Exchange C
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023721

SUPPL

Datum / Date	07.05.2007	Abteilung / Dept.	FJC Corporate Matters
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2464
		E-Mail / E-mail	thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Dear Sirs,

Enclosed please find a copy of Henkel KGaA's information for Shareholders Q 1 - January - March 2007.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn Nicolas

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

Encl.

5/23

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN DE32 3007 0010 0227 2409 00

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaft auf Aktien
Sitz Düsseldorf

Handelsregister
AG Düsseldorf HRB 4724

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter
(als persönlich haftende Gesellschafter)

Alois Linder, Kasper Rorsted,
Dr. Friedrich Stara,
Dr. Lothar Steinebach, Hans Van Bylen

221-050625

Information for
Our Shareholders

Q1

January – March 2007

A World of Brands


Henkel
LOCTITE
Dial
Purex
Liofol
RIGHT GUARD
Pritt
Schwarzkopf
GLISS KUR
DIADERMINE
BRILLANCE
Ceresit
Persil
Somat
LOCTITE
Pritt
Liofol
GLISS KUR
Pritt
Ceresit
Hysol
LOCTITE
Rubson
Liofol
Sista
Pritt

Quality from

Henkel

A Brand like a Friend

Henkel: Financial Highlights

in million euros

		Q1/2006	Q1/2007	Change[1]
Sales		3,048	3,237	6.2 %
Operating profit (EBIT)		295	323	9.2 %
Laundry & Home Care		114	117	2.7 %
Cosmetics/Toiletries		74	82	11.1 %
Consumer and Craftsmen Adhesives		44	52	17.5 %
Henkel Technologies		90	97	7.8 %
Return on sales (EBIT)	in %	9.7	10.0	0.3 pp
Earnings before tax		261	293	12.3 %
Net earnings for the quarter		185	210	13.5 %
Net earnings after minority interests		181	205	13.3 %
Earnings per preferred share	in euros	1.27	1.43	12.6 %
Earnings per ordinary share	in euros	1.25	1.41	12.8 %
Return on capital employed (ROCE)	in %	13.1	14.6	1.5 pp
Capital expenditures on property, plant and equipment		86	107	24.4 %
Research and development expenses		81	85	4.9 %
Number of employees (as of March 31)		51,833	52,325	1.0 %

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

Contents

Highlights First Quarter 2007

Key Financials

Sales:
+ 6.2 percent

Organic growth:
+ 9.1 percent

Operating profit (EBIT)
after adjusting for foreign exchange:
+ 12.4 percent

Earnings per preferred share (EPS):
+ 12.6 percent

Sales forecast:
Organic growth at the upper end
of the 3 to 4 percent range

Key Facts

Organic growth boost in all business sectors

Strong growth dynamics in Western Europe including Germany; growth regions with double-digit sales increase adjusted for foreign exchange

Negative foreign exchange effect on sales and earnings exceeds 3 percentage points

Gross margin increased by 0.9 percentage points to 46.7 percent

Net working capital reduced by 1.1 percentage points to 14.0 percent of sales

Innovations


Persil
UNIVERSAL-MEGAPERLS

Persil 100 years

Celebrating its centennial, the best Persil ever, with improved formulation, improved packaging and a truly modern design.


NEU
GLISS
KUR

Gliss Kur Oil Nutritive

The innovative hair care line Oil Nutritive with high-value argan and shea oil for effective and long-lasting protection against split ends.


Pattex
PL700

Pattex PL 700

The new generation of high-performance construction adhesives.


LOCTITE

Loctite CureJet LED

High-performance LED tool for fast curing of UV adhesives.

Business Performance First Quarter 2007

Underlying Trading Conditions

The world economy got off to a robust start in 2007. For the first time for years, Europe exhibited faster growth than that of the USA. Germany was right up with Europe's other dynamic economies. The growth regions again expanded significantly.

This increase in activity was once again primarily driven by industry. Both in Europe and in the growth regions, industry expanded faster than private consumption, the latter undergoing a moderate rise in Europe. US consumers exhibited a declining propensity to spend.

The sectoral analysis shows that the automotive industry continued to grow worldwide, although regional developments were mixed. In the electronics industry, there was a decline in growth in the semiconductor segment. Developments in the construction industry were heterogeneous: in the USA, building investment declined substantially, particularly in the housing segment. By contrast, building investment in Europe increased significantly.

Business Performance

Sales and Profit

Sales increased to 3,237 million euros in the first quarter of 2007. Compared to the prior-year figure the growth rate was 6.2 percent. After adjusting for foreign exchange, sales increased by 10.0 percent. Organic growth, i.e. growth adjusted for foreign exchange and acquisitions/divestments, amounted to a very encouraging 9.1 percent. There are a number of reasons for this successful start into the new year. Our growth regions continued to exhibit dynamic development, while Western Europe including Germany also performed well. In addition, we benefited from the introduction of new, innovative products.

All our business sectors contributed to the organic sales growth achieved. Laundry & Home Care posted a very high organic growth of 11.9 percent, due primarily to the package of activities celebrating Persil's centennial. Cosmetics/Toiletries grew by a gratifying 6.4 percent. The largest rate of expansion was achieved by Consumer and Craftsmen Adhesives, which posted a rise of 12.3 percent, aided by the positive effect on the building sector as a result of an extended period of fair weather in Europe. Henkel Technologies achieved an organic growth rate of 7.5 percent.

Our gross margin improved compared to the prior-year quarter by 0.9 percentage points to 46.7 percent. With an increase of 2.9 percentage points, it was appreciably higher than the figure for the fourth quarter of 2006. The rise compared to the prior-year quarter is due primarily to higher capacity utilization in our manufacturing facilities coupled with only minor increases in raw material costs. Marketing, selling and distribution expenses increased by 5.0 percent with a rise in spending on advertising and sales promotion in the high single digits. Research and development expenses rose by 4.9 percent. Administrative expenses increased

Persil LOCTITE Schwarzkopf Ceresit Somat Teroson

Sales[1] in million euros

	Q1
2007	**3,237**
2006	**3,048**
Change versus previous year	6.2 %

[1] calculated on the basis of units of 1,000 euros

Sales development[1]

	Q1
Change versus previous year	**6.2 %**
Foreign exchange	-3.8 %
After adjusting for foreign exchange	**10.0 %**
Acquisitions/divestments	0.9 %
Organic	**9.1 %**

[1] calculated on the basis of units of 1,000 euros

EBIT[1] in million euros

	Q1
2007	**323**
2006	**295**
Change versus previous year	9.2 %
After adjusting for foreign exchange	12.4 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q1
2007	**10.0 %**
2006	**9.7 %**
Change versus previous year	0.3 pp

pp = percentage points

Net earnings after minority interests in million euros

	Q1
2007	**205**
2006	**181**
Change versus previous year	13.3 %

Earnings per preferred share in euros

	Q1
2007	**1.43**
2006	**1.27**
Change versus previous year	12.6 %

by 6.3 percent. The net balance from other operating income and charges decreased significantly from 32 million euros to 3 million euros, the figure for the prior-year quarter having included a one-time gain of 16 million euros arising from the sale of the Dial foods business.

Exceeding the rate of growth for sales, operating profit (EBIT) rose by 9.2 percent to 323 million euros with all business sectors contributing. After adjusting for foreign exchange, EBIT growth was even higher at 12.4 percent.

At 10.0 percent, return on sales (EBIT) was 0.3 percentage points above the level of the prior-year quarter. Return on capital employed (ROCE) improved further by 1.5 percentage points to 14.6 percent.

Net income from participations increased by 6 million euros to 19 million euros. The prior-year quarter was burdened by an impairment loss taken with respect to our now divested participation in the Lion Corporation, Japan. Net interest expense decreased by 2 million euros, due primarily to higher interest rates for debt in comparison to the previous year. Overall, net financial items improved by 4 million euros from −34 million euros to −30 million euros. At 28.3 percent, the tax rate was slightly below the figure for the previous year, which also included the taxes payable on income from the sale of the Dial foods business. Net earnings for the quarter rose by 13.5 percent to 210 million euros. After minority interests amounting to 5 million euros, quarterly net earnings were 205 million euros

(+13.3 percent). Earnings per preferred share increased by 12.6 percent to 1.43 euros.

Acquisitions and Divestments

Effective March 30, 2007, we sold our perfume business Morris Profumi domiciled in Italy to the Italian private equity group Investindustrial. This marginal business with distribution exclusively channeled through perfumeries no longer fitted in the strategic alignment of the Cosmetics/Toiletries business sector.

Likewise as of March 30, 2007, we divested our Turkish oils and fats business, another non-core activity. These operations managed by the Laundry & Home Care business sector largely involved the manufacture and sale of margarines, baking and industrial fats.

Capital Expenditures

Capital expenditures on property, plant and equipment for continuing operations amounted to 107 million euros, compared to 86 million euros in the prior-year quarter. A total of 17 million euros was invested in intangible assets (previous year: 9 million euros).

Research and Development

Expenses for research and development rose by 4.9 percent to 85 million euros. This corresponds to a 2.6 percent share of sales.

Employees

As of March 31, 2007, the number of employees at Henkel was 52,325. This represents a slight increase compared to the previous year. The proportion of employees working outside Germany remained unchanged at 80 percent.

Major Participation

Henkel has a 29.0 percent stake in Ecolab Inc., St. Paul, Minnesota, USA. In the first quarter of 2007, Ecolab Inc. reported sales of 1,254 million US dollars, an increase of 12.0 percent. Net earnings for the quarter rose compared to the prior-year quarter by 14.9 percent to 89.5 million US dollars. The market value of this participation as of March 31, 2007 amounted to around 2.3 billion euros.

Share Performance

The quoted price of the Henkel preferred share, which is listed in the German Stock Index (DAX), decreased slightly by 0.7 percent from 111.48 euros to 110.67 euros compared to the closing price in 2006. The performance of the Henkel preferred share was therefore somewhat less dynamic than the DAX and the Dow Jones Euro Stoxx Consumer Goods Index – the industry benchmark – which registered rises of 4.9 percent and 9.5 percent respectively.

@ The annual report, our quarterly reports, current data on Henkel shares as well as news, financial reports and corporate presentations can be found on the Investor Relations website at www.henkel.com/ir

Performance of Henkel preferred share versus market in Q1 2007 in euros


125
110
95
December 29, 2006
111.48 euros
March 30
110.67 euros
Henkel preferred share
DAX (indexed)
DJ Euro Stoxx Consumer Goods (indexed)
January 2007
March 2007

Major Events

On January 25, 2007, we received a "Good Company Ranking 2007" award in Davos, Switzerland, in recognition of our record with respect to sustainability and corporate social responsibility.

On February 14, 2007, we announced that we would be merging the Consumer and Craftsmen Adhesives and Henkel Technologies business sectors as of April 1, 2007, forming the new Adhesives Technologies business sector.

On March 22, 2007, we published our Sustainability Report for 2006, launching it at a press conference. This report underlines the high level of environmental protection and occupational safety prevailing at Henkel and underlines our commitment to meeting our corporate social responsibilities.

On April 16, 2007, the Annual General Meeting approved a dividend increase of 14 cents on both classes of share, resulting in payouts of 1.44 euros per ordinary share and 1.50 euros per preferred share. It also approved a share split in the ratio of 1 to 3.

On April 19, 2007, the rating agency Standard and Poor's increased its credit rating for Henkel to "A" long-term (previous rating: "A–") and "A-1" short-term (previous rating: "A-2"). The reasons were an improvement in our financial profile and a more conservative financial policy.

Outlook

Underlying Trading Conditions

We anticipate further positive developments in our markets. Prices on the raw materials front are no longer rising as rapidly as has recently been the case. Therefore we expect raw material and packaging costs to undergo minor increases. We will respond to such developments with selective price increases of our own, and at the same time continue our cost-saving measures.

Sales and Profit Forecast 2007

We intend once again to grow faster than our markets.

Henkel expects to achieve organic sales growth (i.e. after adjusting for foreign exchange and acquisitions/divestments) at the upper end of the 3 to 4 percent range in 2007.

We expect an increase in operating profit (EBIT) – adjusted for foreign exchange – in excess of organic sales growth.

We likewise expect an increase in earnings per preferred share (EPS) in excess of organic sales growth.

Regional Performance

Henkel: Key figures by region[1]**, First Quarter 2007** in million euros

Regions	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Henkel
Sales January – March 2007	**2,116**	**652**	**164**	**247**	**58**	**3,237**
Sales January – March 2006	1,909	684	156	237	62	3,048
Change versus previous year	10.9 %	–4.7 %	5.1 %	4.1 %	–	6.2 %
After adjusting for foreign exchange	12.2 %	4.1 %	15.3 %	10.2 %	–	10.0 %
Proportion of Henkel sales January – March 2007	**65 %**	**20 %**	**5 %**	**8 %**	**2 %**	**100 %**
Proportion of Henkel sales January – March 2006	63 %	22 %	5 %	8 %	2 %	100 %
EBIT January – March 2007	**247**	**78**	**11**	**12**	**–25**	**323**
EBIT January – March 2006	225	77	8	12	–27	295
Change versus previous year	9.8 %	1.2 %	44.4 %	–2.2 %	–	9.2 %
After adjusting for foreign exchange	10.7 %	11.5 %	63.1 %	5.6 %	–	12.4 %
Return on sales (EBIT) January – March 2007	**11.7 %**	**12.0 %**	**6.8 %**	**4.8 %**	**–**	**10.0 %**
Return on sales (EBIT) January – March 2006	11.8 %	11.3 %	5.0 %	5.1 %	–	9.7 %

[1] calculated on the basis of units of 1,000 euros

Our sales in the **Europe/Africa/Middle East** region underwent a strong increase, rising by 10.9 percent or by 12.2 percent after adjusting for foreign exchange. All our business sectors reported growth. In Eastern Europe, sales again underwent a double-digit percentage increase, and we achieved further encouraging sales improvements in Western Europe and Germany. Operating profit (EBIT) in the Europe/Africa/Middle East region grew by 9.8 percent, and by 10.7 percent after adjusting for foreign exchange. At 11.7 percent, return on sales remained roughly at the level of the prior-year quarter.

Due to foreign exchange effects, sales in the **North America** region fell by 4.7 percent, although they increased by 4.1 percent after adjusting for foreign exchange. Within the Laundry & Home Care business sector, the absence of sales from the divested Dial foods business from the first two months left its mark on the year-on-year comparison. By contrast, sales of the Cosmetics/Toiletries business sector increased as a result of the deodorant brands acquired from Gillette. These two effects essentially cancelled each other out. Operating profit for the North America region increased by 1.2 percent, and by 11.5 percent after adjusting for foreign exchange. Return on sales improved by 0.7 percentage points to 12.0 percent.

Sales in the **Latin America** region rose by 5.1 percent, and by 15.3 percent after adjusting for foreign exchange. Here, the Cosmetics/Toiletries and Consumer and Craftsmen Adhesives business sectors excelled with sales in both cases showing double-digit percentage increases. Operating profit for the Latin America region increased by 44.4 percent, and by 63.1 percent after adjusting for foreign exchange. Return on sales rose by 1.8 percentage points to 6.8 percent.

In the **Asia-Pacific** region, sales were 4.1 percent above the level of the prior-year quarter. The rise after adjusting for foreign exchange was 10.2 percent. Growth was primarily driven by the Henkel Technologies and Consumer and Craftsmen Adhesives business sectors. Operating profit for the Asia-Pacific region decreased by 2.2 percent, although it increased by 5.6 percent after adjusting for foreign exchange. At 4.8 percent, return on sales was 0.3 percentage points below the level of the prior-year quarter.

Laundry & Home Care

Sales[1] in million euros

	Q1
2007	**1,069**
2006	**1,009**
Change versus previous year	6.0 %

[1] calculated on the basis of units of 1,000 euros

Sales development[1]

	Q1
Change versus previous year	**6.0 %**
Foreign exchange	–3.5 %
After adjusting for foreign exchange	**9.5 %**
Acquisitions/divestments	–2.4 %
Organic	**11.9 %**

[1] calculated on the basis of units of 1,000 euros

EBIT[1] in million euros

	Q1
2007	**117**
2006	**114**
Change versus previous year	2.7 %
After adjusting for foreign exchange	5.4 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q1
2007	**10.9 %**
2006	**11.3 %**
Change versus previous year	–0.4 pp

pp = percentage points

Despite the sale of the Dial foods business, the **Laundry & Home Care** business sector reported an appreciable increase in sales of 6.0 percent compared to the prior-year quarter. Organic growth amounted to a very strong 11.9 percent. We achieved above-average growth in the Europe/Africa/Middle East region. Worthy of particular mention in this regard is the strong rise in sales achieved in Western Europe. This was driven by the launch of our brand centennial "Persil 100 Years – A pure clean future". In addition, the prior-year quarter was relatively weak by comparison. The countries of Eastern Europe also continued to deliver dynamic growth well into the double-digit percentage range.

Operating profit rose by 2.7 percent, and by 5.4 percent after adjusting for foreign exchange. Moreover, it should be noted that the figure for the previous year also included current income from the Dial foods business. Due among other things to the centennial activities for Persil, our advertising and sales promotion investments underwent a further increase compared to the prior-year quarter. For this reason, return on sales fell by 0.4 percentage points to 10.9 percent. Return on capital employed (ROCE) improved by 2.1 percentage points to 16.5 percent.

In the *laundry* segment, the Persil centennial in Germany and Austria provided us with a strong start into 2007. The campaign was launched by giving our Persil Megaperls variants a makeover with modern-styled boxes, each based on a different nostalgic motif. On the liquid products side, "Futurino" was launched onto the market, an anniversary edition with a striking bottle design. In Italy and the Netherlands, we introduced a special detergent for high-quality, delicate jeans. In Africa/Middle East, we introduced new Vernel One Rinse Only into the market. This fabric softener reduces the number of rinses required to just one operation in connection with the high-foam detergents that are commonly used in this area, while imparting to the wash a long-lasting fragrance.

We were able to continue our good development in the *home care* segment. With WC Frisch Complete, we introduced the first WC cleaner specifically designed to clean the toilet inside and out. In our dishwashing detergents segment, we extended the previous functions of our automatic dishwasher tab product to include a detergent booster and a low-temperature activator with the launch of Somat 7.

Outlook

For 2007, we expect organic sales growth to be above the market average. We anticipate further positive development in our Western European markets, although the exceptionally high growth rate of the first quarter is likely to normalize in the course of the year. We expect to achieve a further increase in operating profit.

Cosmetics/Toiletries

Sales[1] in million euros

	Q1
2007	**704**
2006	**642**
Change versus previous year	9.6 %

[1] calculated on the basis of units of 1,000 euros

Sales development[1]

	Q1
Change versus previous year	**9.6 %**
Foreign exchange	–3.2 %
After adjusting for foreign exchange	**12.8 %**
Acquisitions/divestments	6.4 %
Organic	**6.4 %**

[1] calculated on the basis of units of 1,000 euros

EBIT[1] in million euros

	Q1
2007	**82**
2006	**74**
Change versus previous year	11.1 %
After adjusting for foreign exchange	14.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q1
2007	**11.7 %**
2006	**11.5 %**
Change versus previous year	0.2 pp

pp = percentage points

In the **Cosmetics/Toiletries** business sector, sales increased by 9.6 percent compared to the prior-year quarter. The main contributory factors here were the successful integration of the former Gillette deodorant brands and very strong organic growth of 6.4 percent, a figure significantly above the growth rate of the relevant market. We performed particularly well in Eastern Europe, North America and Latin America.

We increased operating profit by 11.1 percent, and by 14.6 percent after adjusting for foreign exchange. Return on sales amounted to 11.7 percent. Return on capital employed (ROCE) increased by 0.9 percentage points to 14.4 percent.

The *hair cosmetics* business continued to exhibit strong growth. The colorants segment performed very well, especially the brands Brillance, Palette and Diadem. We were able to further expand our market positions in all three categories – colorants, care and styling. In the colorants segment, the focus was on the launch of Palette Radiance, in the care segment, the big event was the introduction of Gliss Kur Oil Nutritive, and in the styling segment, the main emphasis was on the new line Taft Volume Power.

The positive trend characterizing the *body care* business continued, with our two major brands Fa and Dial successfully pursuing their innovation offensives. Fa was able to expand its market position with the pan-European launch of the Fa Yogurt deodorant range with a positive impact on the European body care market. With its new brand look and new range, Dial was able to strengthen its market position in the dynamically expanding US body wash segment. Dial for Men continued its successful path with the introduction of a further innovative variant. The deodorant brands acquired from Gillette also performed well. In particular, the launch of the new body spray RGX under the Right Guard brand was very promising.

The *skin care* business benefited from the results achieved with the anti-aging innovation 1000 Microliftings in the Diadermine Lift+ series.

In the *oral care* business, the focus was on the international relaunch of Theramed 2-in-1, the first product capable of cleaning between the teeth through its "liquid floss" action.

The *hair salon* business performed well, and gained further market share. Its central activities included the launch of Bonacure Q10 (Anti Age) and further rollouts of the revamped styling brand OSiS.

Outlook

We expect organic sales growth to be above the market average for fiscal 2007. Our objective is to expand our market positions, primarily in Europe and North America. We expect to achieve a further increase in operating profit.

Consumer and Craftsmen Adhesives

Sales[1] in million euros

	Q1
2007	**497**
2006	**448**
Change versus previous year	11.0 %

[1] calculated on the basis of units of 1,000 euros

Sales development[1]

	Q1
Change versus previous year	**11.0 %**
Foreign exchange	–4.2 %
After adjusting for foreign exchange	**15.2 %**
Acquisitions/divestments	2.9 %
Organic	**12.3 %**

[1] calculated on the basis of units of 1,000 euros

EBIT[1] in million euros

	Q1
2007	**52**
2006	**44**
Change versus previous year	17.5 %
After adjusting for foreign exchange	21.1 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q1
2007	**10.5 %**
2006	**9.9 %**
Change versus previous year	0.6 pp

pp = percentage points

The **Consumer and Craftsmen Adhesives** business sector again substantially increased sales compared to the prior-year quarter, achieving a rise of 11.0 percent due primarily to a very strong organic growth rate of 12.3 percent. Foreign exchange effects had a negative impact of 4.2 percent while acquisitions added 2.9 percent to the growth figure. Sales adjusted for foreign exchange rose in all regions. As in the previous quarters, there was strong growth momentum from Eastern Europe, Latin America and Africa/Middle East, with Western Europe also turning in highly gratifying figures.

Compared to the prior-year quarter, operating profit underwent a disproportionate increase of 17.5 percent, rising to 21.1 percent after adjusting for foreign exchange. At 10.5 percent, return on sales was 0.6 percentage points above the figure for the previous year's quarter. The measures introduced in 2006 in order to improve profitability were major contributors, as were the economies of scale generated by the strong growth. We were also able to increase the number of price rises implemented. Return on capital employed (ROCE) improved compared to the prior-year quarter by 2.2 percentage points to 16.7 percent.

The *adhesives and adhesive tapes for home, school and office* segment performed well. Our instant adhesives continued to generate encouraging growth, enabling us to further expand our worldwide leading position in this category. 2007 saw a continuation of the successful advertising campaign ("Hanging Man") that enjoyed such international success in 2006.

The *adhesives and sealants for construction, DIY and craftsmen* segment remained the growth driver of this business sector with above-average rates of expansion. The biggest contribution was provided by our construction adhesives, sales here being boosted by the mild weather and brisk levels of building activity occurring in major markets as a result. Innovations such as dust-reduced tile adhesives and high-performance assembly adhesives offering higher instant tack are now also being gradually rolled out on an international scale.

Outlook

We continue to anticipate further positive business developments supported also by further product innovations. The situation in the raw material markets remains strained, although a degree of relaxation is being observed with respect to individual commodities. We will continue to track developments, utilizing our market position in the course of the year to implement further selective price increases. We expect 2007 organic sales growth to be above the market average. We expect to achieve a further increase in operating profit.

Henkel Technologies

Sales[1] in million euros

	Q1
2007	**909**
2006	**887**
Change versus previous year	2.4 %

[1] calculated on the basis of units of 1,000 euros

Sales development[1]

	Q1
Change versus previous year	**2.4 %**
Foreign exchange	–4.8 %
After adjusting for foreign exchange	**7.2 %**
Acquisitions/divestments	–0.3 %
Organic	**7.5 %**

[1] calculated on the basis of units of 1,000 euros

EBIT[1] in million euros

	Q1
2007	**97**
2006	**90**
Change versus previous year	7.8 %
After adjusting for foreign exchange	13.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q1
2007	**10.7 %**
2006	**10.1 %**
Change versus previous year	0.6 pp

pp = percentage points

The **Henkel Technologies** business sector increased sales by 2.4 percent compared to the prior-year quarter. Here, allowance should be made for the divestments of the previous year. Organic growth was a strong 7.5 percent. Once again, the growth regions of Eastern Europe and Asia-Pacific posted above-average expansion characterized by double-digit percentage growth rates.

We were able to increase operating profit by 7.8 percent, and by 13.6 percent after adjusting for foreign exchange, thanks to a very good level of organic growth, strict cost management and price increases due to higher raw material costs. Return on sales grew by 0.6 percentage points to 10.7 percent. Return on capital employed (ROCE) improved by 1.4 percentage points to 16.3 percent.

In the *transportation* market segment, business with the automotive industry, particularly in Europe and North America, remained difficult. We achieved above-average growth in sales with the aircraft industry, which is using more composite materials in place of aluminum components. Our business involving the *steel industry* underwent a substantial increase thanks to a range of new surface treatment products, exploiting to the full the high level of business activity in that segment. In the market segment represented by the *electronics industry*, we continued to benefit from the trend toward lead-free soldering components. However, our growth rate slowed due to market developments.

Our business with manufacturers of *packaging products for consumer goods* continued to perform well with growth momentum again emanating from our laminating adhesives under the Liofol brand with their reduced solvent content and improved curing behavior. In the *durable goods* market segment, price increases had a positive effect. Here we were able to increase the rate of expansion with respect to our core polyurethane product groups under the Purmelt brand and polyamide product groups under the Macromelt brand. In the *industrial maintenance, repair and overhaul* segment, our product range for motor vehicle repair shops performed particularly well. The business also benefited from the relaunch of our Loctite instant adhesives initiated last year.

Outlook

Our sales markets continue to develop well. The raw material markets remain strained, even though a degree of relaxation with respect to individual commodities is now apparent. Consequently, we will have to implement further price increases this year. We expect 2007 organic sales growth to be above the market average. We expect to achieve a further increase in operating profit.

Henkel Segment Information[1)]by Business Sector

First Quarter 2007 in million euros

Business sectors	Laundry & Home Care	Cosmetics/ Toiletries	Consumer & Craftsmen Adhesives	Henkel Tech-nologies	Corporate	Henkel
Sales January – March 2007	**1,069**	**704**	**497**	**909**	**58**	**3,237**
Change versus previous year	6.0 %	9.6 %	11.0 %	2.4 %	–	6.2 %
Proportion of Henkel sales	33 %	22 %	15 %	28 %	2 %	100 %
Sales January – March 2006	1,009	642	448	887	62	3,048
EBITDA January – March 2007	**145**	**95**	**64**	**123**	**–19**	**408**
EBITDA January – March 2006	143	85	56	114	–19	379
Change versus previous year	1.4 %	11.5 %	14.5 %	7.0 %	–	7.5 %
Return on sales (EBITDA) January – March 2007	**13.5 %**	**13.5 %**	**12.9 %**	**13.5 %**	**–**	**12.6 %**
Return on sales (EBITDA) January – March 2006	14.1 %	13.3 %	12.5 %	12.9 %	–	12.4 %
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – March 2007[2)]	**28**	**13**	**12**	**26**	**6**	**85**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – March 2006[2)]	29	11	12	24	8	84
EBIT January – March 2007	**117**	**82**	**52**	**97**	**–25**	**323**
EBIT January – March 2006	114	74	44	90	–27	295
Change versus previous year	2.7 %	11.1 %	17.5 %	7.8 %	–	9.2 %
Return on sales (EBIT) January – March 2007	**10.9 %**	**11.7 %**	**10.5 %**	**10.7 %**	**–**	**10.0 %**
Return on sales (EBIT) January – March 2006	11.3 %	11.5 %	9.9 %	10.1 %	–	9.7 %
Return on capital employed (ROCE) January – March 2007	**16.5 %**	**14.4 %**	**16.7 %**	**16.3 %**	**–**	**14.6 %**
Return on capital employed (ROCE) January – March 2006	14.4 %	13.5 %	14.5 %	14.9 %	–	13.1 %
Capital employed January – March 2007[3)]	**2,841**	**2,291**	**1,253**	**2,384**	**53**	**8,822**
Capital employed January – March 2006[3)]	3,158	2,195	1,227	2,417	11	9,008
Change versus previous year	–10.1 %	4.4 %	2.1 %	–1.4 %	–	–2.1 %
Capital expenditures (excl. financial assets) January – March 2007	**41**	**17**	**21**	**63**	**12**	**154**
Capital expenditures (excl. financial assets) January – March 2006	27	11	12	33	12	95
Operating assets January – March 2007[4)]	**4,226**	**3,009**	**1,630**	**3,016**	**349**	**12,230**
Operating liabilities January – March 2007	**1,224**	**891**	**431**	**912**	**295**	**3,753**
Net operating assets employed January – March 2007[4)]	**3,002**	**2,118**	**1,199**	**2,104**	**54**	**8,477**
Operating assets January – March 2006[4)]	4,462	2,688	1,485	2,996	391	12,022
Operating liabilities January – March 2006	1,131	673	372	839	379	3,394
Net operating assets employed January – March 2006[4)]	3,331	2,015	1,113	2,157	12	8,628

[1)] calculated on the basis of units of 1,000 euros
[2)] There were no impairment losses incurred in Q1 2006/2007.
[3)] including goodwill at cost
[4)] including goodwill at residual book values

Consolidated Statement of Income

First Quarter 2007 in million euros

	Q1/2006	%	**Q1/2007**	%	Change
Sales	**3,048**	**100.0**	**3,237**	**100.0**	**6.2 %**
Cost of sales	1,653[1]	54.2	1,726	53.3	4.4 %
Gross profit	**1,395**	**45.8**	**1,511**	**46.7**	**8.3 %**
Marketing, selling and distribution expenses	892[1]	29.3	937	29.0	5.0 %
Research and development expenses	81	2.7	85	2.6	4.9 %
Administrative expenses	159[1]	5.2	169	5.2	6.3 %
Other operating income	45	1.5	22	0.7	–51.1 %
Other operating charges	13	0.4	19	0.6	46.2 %
Operating profit (EBIT)	**295**	**9.7**	**323**	**10.0**	**9.2 %**
Net income from participations	13	0.4	19	0.6	46.2 %
Net interest expense	–47	–1.5	–49	–1.5	4.3 %
Financial items	**–34**	**–1.1**	**–30**	**–0.9**	**–11.8 %**
Earnings before tax	**261**	**8.6**	**293**	**9.1**	**12.3 %**
Taxes on income	–76	–2.5	–83	–2.6	9.2 %
Net earnings	**185**	**6.1**	**210**	**6.5**	**13.5 %**
Minority interests	–4	–0.1	–5	–0.2	25.0 %
Net earnings after minority interests	**181**	**6.0**	**205**	**6.3**	**13.3 %**
Earnings per preferred share (in euros)	**1.27**		**1.43**		**12.6 %**
Earnings per ordinary share (in euros)	**1.25**		**1.41**		**12.8 %**

[1] Current restructuring costs have been allocated proportionately to the relevant functions.

Notes to the Consolidated Statement of Income, January through March 2007

In the first quarter of 2007, sales increased by 6.2 percent compared to the figure for the prior-year quarter. Over the same period, the cost of sales increased by 4.4 percent. Gross profit improved by 8.3 percent to 1,511 million euros. As a result of the lower increase in cost of sales, gross margin improved by 0.9 percentage points to 46.7 percent. The principal factors contributing to this improvement in margin were higher capacity utilization levels within our manufacturing facilities during the first quarter of 2007, and only minor increases in raw material costs.

Marketing, selling and distribution expenses rose by 5.0 percent. At 85 million euros, research and development expenses were 4.9 percent higher than in the previous year. The R&D ratio, i.e. research and development expenses expressed as a proportion of sales, was 2.6 percent. Administrative expenses increased by 6.3 percent.

The net balance of other operating income and charges decreased by 29 million euros. In the prior-year quarter, this heading included gains from the sale of the Dial foods business amounting to 16 million euros.

Financial items improved by 4 million euros to −30 million euros. While income from our at-equity investment in Ecolab, USA, increased slightly, the impairment loss recognized in the prior-year period with respect to our stake in Lion, Japan, divested in November 2006, was now absent. Net interest expense decreased by 2 million euros, due primarily to higher interest rates for debt in comparison to the previous year.

At 28.3 percent, the tax rate was below the level of the previous year. The prior-year quarter also included taxes levied on the sale of the Dial foods business in the USA.

Net earnings for the first quarter of 2007 amounted to 210 million euros, 13.5 percent more than in the previous year. After deducting minority interests, the balance was 205 million euros. Earnings per preferred share increased by 16 eurocents to 1.43 euros (+12.6 percent).

Earnings per Share

The Stock Incentive Plan introduced in 2000 resulted in a dilution of earnings per preferred share as of March 31, 2007, as the options issued from all five tranches were "in the money". The effect derives from 313,862 potentially outstanding preferred shares. The resultant dilution in EPS amounts to 1 eurocent.

Earnings per share

		Q1/2007
Net earnings after minority interests	**in million euros**	**205**
Number of outstanding ordinary shares		86,598,625
Earnings per ordinary share	**in euros**	**1.41**
Number of outstanding preferred shares[1]		57,605,663
Earnings per preferred share	**in euros**	**1.43**
Dilution effect arising from Stock Incentive Plan		313,862
Number of potentially outstanding non-voting preferred shares[2]		57,919,525
Diluted earnings per preferred share[3]	**in euros**	**1.42**

[1] weighted average of preferred shares

[2] weighted average of preferred shares (adjusted for the potential number of shares arising from the Stock Incentive Plan)

[3] based on IAS 33.59 share option schemes

Consolidated Balance Sheet

Consolidated Balance Sheet in million euros

	Dec. 31, 2006	%	**March 31, 2007**	**%**
Intangible assets	5,487	41.1	5,464	40.0
Property, plant and equipment	2,078	15.6	2,090	15.3
Financial assets	565	4.2	545	4.0
Other non-current receivables	171	1.3	169	1.2
Deferred tax	363	2.7	350	2.6
Non-current assets	**8,664**	**64.9**	**8,618**	**63.1**
Inventories	1,325	9.9	1,388	10.2
Trade accounts receivable	1,868	14.0	2,035	14.8
Other current receivables and miscellaneous assets	436	3.3	532	3.9
Current tax assets	110	0.8	104	0.8
Liquid funds/Marketable securities	929	7.0	968	7.1
Assets held for sale	14	0.1	10	0.1
Current assets	**4,682**	**35.1**	**5,037**	**36.9**
Total assets	**13,346**	**100.0**	**13,655**	**100.0**

	Dec. 31, 2006	%	**March 31, 2007**	**%**
Equity excluding minority interests	**5,487**	**41.2**	**5,637**	**41.3**
Minority interests	60	0.4	66	0.5
Equity including minority interests	**5,547**	**41.6**	**5,703**	**41.8**
Provisions for pensions and similar obligations	788	5.9	780	5.7
Other long-term provisions	294	2.2	216	1.6
Long-term borrowings	2,322	17.4	2,363	17.3
Other non-current liabilities	126	0.9	82	0.6
Provisions for deferred tax liabilities	427	3.2	423	3.1
Non-current liabilities	**3,957**	**29.6**	**3,864**	**28.3**
Short-term provisions	992	7.4	1,057	7.7
Short-term borrowings	1,012	7.6	1,044	7.6
Trade accounts payable	1,494	11.2	1,609	11.8
Other current liabilities	344	2.6	378	2.8
Current liabilities	**3,842**	**28.8**	**4,088**	**29.9**
Total equity and liabilities	**13,346**	**100.0**	**13,655**	**100.0**

Consolidated Statement of Recognized Income and Expense

in million euros

	Q1/2006	**Q1/2007**
Net earnings	**185**	**210**
Foreign exchange effects	–149	–49
Derivative financial instruments	2	1
Actuarial gains/losses	1	–12
Other gains and losses recognized in equity	–	6
Gains and losses recognized directly in equity	**–146**	**–54**
Total earnings for the period	**39**	**156**
– Minority shareholders	2	6
– Equity holders of Henkel KGaA	37	150

Notes to the Consolidated Balance Sheet/Consolidated Statement of Recognized Income and Expense January through March 2007

The balance sheet total as of March 31, 2007, showed an increase of 309 million euros to 13,655 million euros. Compared to December 31, 2006, this represents a rise of 2.3 percent.

Under the non-current assets heading, intangible assets decreased by 23 million euros, due essentially to currency translation effects arising from developments in euro parity rates. Property, plant and equipment increased by 12 million euros, while financial assets decreased by 20 million euros to 545 million euros following full consolidation of the investment in Accurus, Taiwan, effective the first quarter 2007, which was acquired toward the end of 2006 and initially recognized under financial assets.

At 5,037 million euros, current assets were 355 million euros above the level of the previous year. The total for inventories and trade accounts receivable, other receivables and miscellaneous assets increased by 326 million euros, while liquid funds rose by 39 million euros.

Shareholders' equity including minority interests increased by 156 million euros, from 5,547 million euros to 5,703 million euros. Here, quarterly earnings of 210 million euros were offset by reductions arising from currency translation effects amounting to 49 million euros and actuarial losses of 12 million euros.

At 41.8 percent, the equity ratio (shareholders' equity including minority shareholders as a proportion of total assets) remained at the level of the previous year.

Non-current liabilities decreased by 93 million euros, due essentially to a decrease in long-term provisions and to liabilities being reclassified from non-current to current.

Borrowings increased slightly by 73 million euros. After taking into account liquid funds, net debt increased by 34 million euros.

Changes in Treasury Stock

Treasury stock as of March 31, 2007 amounted to 1,778,053 preferred shares, representing 1.22 percent of capital stock and a proportional nominal value of 4.6 million euros.

As a result of options exercised under the Stock Incentive Plan, treasury stock fell in the first quarter by 41,445 preferred shares, representing a proportional nominal value of 0.106 million euros (0.028 percent of capital stock).

Consolidated Cash Flow Statement

Consolidated Cash Flow Statement in million euros

	Q1/2006	**Q1/2007**
Operating profit (EBIT)	**295**	**323**
Income taxes paid	–30	–72
Depreciation/write-ups of non-current assets (excluding financial assets)	84	85
Net gains/losses on disposal of non-current assets (excluding financial assets)	–16	–3
Change in inventories	–143	–85
Change in receivables and miscellaneous assets	–241	–295
Change in liabilities and provisions	101	167
Cash flow from operating activities	**50**	**120**
Purchase of intangible assets	–9	–17
Purchase of property, plant and equipment	–86	–107
Purchase of financial assets/acquisitions	–38	–1
Proceeds on disposal of subsidiaries and business units	151	20
Proceeds on disposal of other non-current assets	24	23
Cash flow from investing activities/acquisitions	**42**	**–82**
Henkel KGaA dividends	–	–
Subsidiary company dividends (to other shareholders)	–2	–3
Interest received	14	34
Dividends received	10	10
Interest paid	–82	–109
Dividends and interest paid and received	*–60*	*–68*
Change in borrowings	34	71
Other financing transactions	–9	5
Cash flow from financing activities	**–35**	**8**
Change in cash and cash equivalents	**57**	**46**
Effects of exchange rate changes on cash and cash equivalents	–31	–7
Change in liquid funds and marketable securities	**26**	**39**
Liquid funds and marketable securities at January 1	1,212	929
Liquid funds and marketable securities at March 31	1,238	968

Computation of Free Cash Flow in million euros

	Q1/2006	**Q1/2007**
Cash flow from operating activities	50	120
Purchase of intangible assets	–9	–17
Purchase of property, plant and equipment	–86	–107
Proceeds on disposal of subsidiaries and business units	151	20
Proceeds on disposal of other non-current assets	24	23
Dividends received/Net interest	–58	–65
Free cash flow	**72**	**–26**

Notes to the Consolidated Cash Flow Statement, January through March 2007

Cash flow from operating activities amounted to 120 million euros, an increase of 70 million euros above the comparable figure for the prior-year quarter. A higher EBIT, a reduced net balance from gains/losses on disposal of non-current assets and reduced payments for inventories were offset by higher tax payments and also higher receivables and miscellaneous assets. Liabilities and provisions increased by 66 million euros.

Cash flow from investing activities/acquisitions was −82 million euros, 124 million euros below the comparable prior-year figure, which was affected in particular by proceeds amounting to 151 million euros arising from the sale of the Dial foods business.

Cash flow from financing activities increased by 43 million euros, from −35 million euros in the previous year to 8 million euros. Borrowings increased by 71 million euros due to the expansion in business volume.

Free cash flow decreased by 98 million euros, from 72 million euros to −26 million euros. It should again be noted that the figure for the prior-year period also included cash inflows arising from the divestment of the Dial foods business amounting to 151 million euros.

Supplementary Notes

Accounting and Valuation Policies

This unaudited Henkel interim report, like the consolidated financial statements for fiscal 2006, has been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied as in the case of the 2006 consolidated financial statements.

Scope of Consolidation

In addition to Henkel KGaA, the consolidated financial statements include 12 domestic and 199 foreign companies in which Henkel KGaA has the power to govern the financial and operating policies, based on the concept of control. This is generally the case where Henkel KGaA holds, directly or indirectly, a majority of the voting rights. Companies in which not more than half of the shares are held are fully consolidated if Henkel KGaA has the power, directly or indirectly, to govern their financial and operating policies.

The investment in Ecolab Inc., St. Paul, Minnesota, USA, is accounted for by the at-equity method.

Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by:
Corporate Communications, Investor Relations

English translation by: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Henkel
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com

Responsible Care®

THE GLOBAL COMPACT

Calendar

Publication of Report for the Second Quarter 2007:
Wednesday, August 1, 2007

Publication of Report for the Third Quarter 2007:
Wednesday, November 7, 2007

Fall Press and Analysts' Conference 2007:
Wednesday, November 7, 2007

Press Conference for Fiscal 2007 and Analysts' Meeting 2008:
Wednesday, Februar 27, 2008

Annual General Meeting of Henkel KGaA 2008:
Monday, April 14, 2008

Up-to-date facts and figures on Henkel also available on the internet: www.henkel.com

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate and similar formulations. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Henkel

A Brand like a Friend

END